August 13, 2009

VIA FACSIMILE (703) 813-6982

Ms. Suying Li

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC  20549

Re:          GeoPetro Resources Company (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 24, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11, 2009

File No.: 001-16749

Dear Ms. Li,

On behalf of GeoPetro Resources Company (the “Company”), we respectfully inform the staff of the Securities and Exchange Commission that the Company needs an extension of time to respond to the Staff’s comments received by letter dated August 4, 2009, relating to the above-referenced filings (the ‘Comment Letter’).  The Company is working expeditiously to provide thorough responses to the Comment Letter and currently anticipates submitting a response to the Comment Letter on or before September 1, 2009.  Please do not hesitate to contact me at (415) 398-8186 with any concerns you may have regarding the timetable described above.

Very truly yours,

/s/ J. Chris Steinhauser

J. Chris Steinhauser
Chief Financial Officer

APS/bz

cc:               Mr. Stuart J. Doshi, President and CEO

GeoPetro Resources Company Audit Committee

Mr. Joe Blice, Hein & Associates LLP

Mr. Adam Siegman, Greene Radovsky Maloney Share & Hennigh LLP